Exhibit 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

H&E EQUIPMENT SERVICES, INC.

June 2, 2025

ARTICLE I

The name of the corporation is H&E Equipment Services, Inc. (the “Corporation”).

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

ARTICLE IV

The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, and the par value of each such share is $0.01 (“Common Stock”).

ARTICLE V

The board of directors of the Corporation (the “Board of Directors”) is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

ARTICLE VII

The number of directors of the Corporation shall be fixed from time to time pursuant to the bylaws of the Corporation.

ARTICLE VIII

The Corporation shall indemnify each of the Corporation’s directors and officers in each and every situation where, under Section 145 of the DGCL, as amended from time to time (“Section 145”), the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, indemnify any other person who may be indemnified pursuant to Section 145 to the extent the Board of Directors deems advisable, as permitted by Section 145. The Corporation shall promptly make or cause to be made any determination required to be made pursuant to Section 145.

No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing shall not eliminate or limit the liability of a director or officer to the extent not permitted under the DGCL. If the DGCL is subsequently amended to further eliminate or limit the liability of a director or officer, then a director or officer of the Corporation shall not be liable to the fullest extent permitted by the amended DGCL. For purposes of this Article VIII, “fiduciary duty as a director or officer” shall include any fiduciary duty arising out of serving at the Corporation’s request as a director or officer of another corporation, partnership, joint venture or other enterprise, and “personal liability to the Corporation or its stockholders” shall include any liability to another corporation, partnership, joint venture, trust or other enterprise, and any liability to the Corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, joint venture, trust or other enterprise.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation or any amendment thereof inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim that, but for this repeal or adoption of an inconsistent provision.